As Filed with the Securities
		                                              and Exchange Commission
                                                      on March 31, 2000
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



In the Matter
    of
                                              INTERIM CERTIFICATE


Conectiv and Subsidiaries
                                                     OF


File No. 70-9095
                                                 NOTIFICATION


(Public Utility Holding Company
Act of 1935)
                                              PURSUANT TO RULE 24


         This Certificate of Notification is filed by Conectiv, a Delaware corporation, pursuant to Rule 24 (17 C.F.R. s 250.24). Such filing is made in connection with Conectiv's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and authorized by the order (the "Order") of the Securities and Exchange Commission (the "Commission") dated February 26, 1998, in the above- referenced file. The Order directed that Conectiv file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each of the first three calendar quarters and within 90 days after the last calendar quarter. This certificate reports transactions from the period October 1, 1999 through December 31, 1999. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration.

1. Conectiv Common Stock issued during period (new issue shares only):
         None
2. Conectiv Common Stock issued pursuant to dividend reinvestment plans and Common Stock and options issued pursuant to benefit plans:

Common Stock        #0f Shares Issued During Period             Cumulative
                                                             # 0f Shares Issued

Dividend Reinvestment	                 0	                   0

Employee Benefit Plans	                 0                      	3,600

During the period there were no stock options and no shares of restricted stock issued under the Conectiv Incentive Compensation Plan. There was no distribution of Conectiv shares during the period under the Conectiv Incentive Compensation Plan. There were no stock options exercised under the Delmarva Long-Term Incentive Plan during the quarter and no shares of Common Stock were issued. To date, awards under the employee benefit plans include 1,561,600 common stock options and 127,100 shares of restricted stock.
Note: Cumulative shares issued for dividend reinvestment plans cannot exceed 5 million shares; cumulative shares issued for employee benefit plans cannot exceed 5 million shares.


3.  Conectiv Common Stock issued for acquisitions:

#0f Shares Issued During Period          Value per Share        Restricted (Y/N)
           0                               N/A                      N/A

4.  Conectiv Long-Term Debt issued during period:

None

Aggregate long-term debt financing by Conectiv cannot exceed $250 million.

5. Short-Term Debt issued by Conectiv and Delmarva Power & Light Company ("Delmarva") during period:

          Balance at Period-End          Weighted Average Cost    Highest Daily
                                                                    Balance
Conectiv    $548,182,000                5.70%                   $676,182,000
Delmarva          $0                     N/A                        $0

Note: The aggregate daily balance of Conectiv and Delmarva cannot exceed $1.3 billion per SEC Supplemental Order dated December 14, 1999; Delmarva's daily balance cannot exceed $275 million.

6. Interest rate risk management transactions during period by Conectiv and/or Utility Subsidiaries:

No activity.

7.  Utility Subsidiary financings during period:

Delmarva:  See Item 5 above.


Note: Short-term and long-term financings by Atlantic City Electric Company ("ACE") are exempt pursuant to Rule 52; long-term financings by Delmarva are exempt pursuant to Rule 52.

8.  Non-utility financing during period not exempt pursuant to Rule 52:
None.


9.  Guarantees issued by Conectiv and Non-utility Subsidiaries during period:

Issuer of         Issued on Behalf of            Amount           Type of Guarantee
Guarantee


Conectiv          Conectiv Energy Supply Inc.      $0             Guarantee of Payment
Conectiv          Conectiv Energy Supply Inc.      $1,000,000     Guarantee of payment
Conectiv          Conectiv Energy Supply Inc.      $650,000       Guarantee of Payment
Conectiv          Conectiv Energy Supply Inc.      $320,000       Guarantee of Payment
Conectiv          Conectiv Energy Supply Inc.      $0             Guarantee of Payment
Conectiv          Conectiv Energy Supply Inc.      $0             Guarantee of Payment
Conectiv          Conectiv Energy Inc.             $1,951,160     Contract Obligations
Conectiv          Enertech Capital Partners        $5,850,005     Contract Obligations

As of the end of the period total guarantees by Conectiv are $61,871,165 and total guarantees by Non-Utility Subsidiaries are $8,840,000.


Note: Guarantees by Conectiv cannot exceed $350 million; guarantees by Non-utility Subsidiaries cannot exceed $100 million.

10.  Borrowings from System Money Pool during period:
By an Order dated December 14, 1999 the limit on borrowings by individual Non-Utility Subsidiaries was eliminated and are reported on Form U-6B-2 filed contemporaneously herewith.

11.  Forms U-6B-2 filed with Commission during period:
Filing Entity                                   Date of Filing
Conectiv Resources Partners, Inc.                 March 31, 1999
ATE Investment, Inc.                              March 31, 1999
Conectiv Services, Inc.                           March 31, 1999
Conectiv Communications, Inc.                     March 31, 1999
Atlantic Plumbing LLC                             March 31, 1999
Conectiv Solutions, LLC                           March 31, 1999
DCI I                                             March 31, 1999
Atlantic Southern Properties, Inc.                March 31, 1999
Conectiv Energy, Inc.                             March 31, 1999

12. Financial Statements
       - Conectiv Balance Sheet  (Incorporated by reference to the filing of
            Conectiv on Form 10-K for the period ended December 31, 1999)
       - Delmarva Balance Sheet  (Incorporated by reference to the filing of
            Delmarva on Form 10-K for the period ended December 31, 1999)

13. Registration Statements filed pursuant to the Securities Act of 1933:
     -  None

                                  SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.


                                    Conectiv
                                    Delmarva Power & Light Company
                                    Conectiv Resource Partners, Inc.
                                    Conectiv Energy Supply, Inc.
                                    Conectiv Energy, Inc.
                                    Delmarva Capital Investments, Inc.
                                    Conectiv Services, Inc.
                                    DCI I, Inc.
                                    DCI II, Inc.
                                    DCTC-Burney, Inc.
                                    Conectiv Operating Services Company
                                    Conectiv Solutions, LLC
                                    Conectiv Plumbing, LLC
                                    Atlantic City Electric Company
                                    Atlantic Generation, Inc.
                                    Atlantic Southern Properties, Inc.
                                    ATE Investment, Inc.
                                    Conectiv Thermal Systems, Inc.
                                    Binghamton General, Inc.
                                    Binghamton Limited, Inc.
                                    Pedrick General, Inc.
                                    Vineland Limited, Inc.
                                    Vineland General, Inc.
                                    ATS Operating Services, Inc.


March 31, 2000                      /s/ Philip S. Reese_______
                                        Philip S. Reese
                                        Vice President and Treasurer